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MAR 01 2017

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SEC FILE NUMBER
8-66424

ANNUAL AUDITED REPORT FORM X-17A-5 PART 111

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/16** (MM/DD/YY) AND ENDING **12/31/16** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TLG Lenox, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
3384 Peacthree Road, Suite 300
(No. and Street)

Atlanta	**GA**	**30326**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James M. Fite, Jr. **(404) 419-1663**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway SE, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James M. Fite, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

TLG Lenox, LLC, as

of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Notary Public, Forsyth County, Georgia
My Commission Expires April 13, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation, between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TLG Lenox, LLC

Table of Contents
December 31, 2016

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS
900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
TLG Lenox, LLC

We have audited the accompanying financial statements of TLG Lenox, LLC which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. TLG Lenox, LLC management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TLG Lenox, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of TLG Lenox, LLC financial statements. The information is the responsibility of TLG Lenox, LLC management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 27, 2017
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

TLG Lenox, LLC

Financial Statements
And Supplementary Information
With Report of Registered
Independent Accounting Firm

December 31, 2016

TLG Lenox, LLC

Statement of Financial Condition
December 31, 2016

Assets		
Current assets		
Cash	$	248,154
Accounts receivable, less allowance for doubtful accounts of $366,559		-
Total current assets		**248,154**
Other assets		
Other assets		4,766
Total assets	$	**252,920**
Liabilities and member's equity		
Current liabilities		
Accounts Payable	$	5,389
Due to parent		143,469
Deferred rent		18,149
Total liabilities		**167,007**
Member's equity		85,913
Total liabilities and member's equity	$	**252,920**

See accompanying notes.

TLG Lenox, LLC

Statement of Operations and Changes in Member's Equity
For the Year Ended December 31, 2016

Revenue		
Success fees and retainres	$	368,350
Reimbursed expenses		6,128
Total Revenue		374,478
Operating expenses		
Salary and benefits expense		637,852
General and administrative		44,298
Insurance expense		9,953
Occupancy and equipment expense		65,060
Professional fees		82,678
Quotations and research		50,194
Licenses and registration		6,158
Other operating expenses		18,225
Total operating expenses		914,418
Net loss		(539,940)
Member's equity,		
Beginning balance		566,029
Contributions from member		59,824
Ending balance	$	85,913

The accompanying notes are an integral part of these financial statements.

TLG Lenox, LLC

Statement of Cash Flows
For the Year Ended December 31, 2016

Cash flows from operating activities		
Net loss	**$**	**(539,940)**
Adjustments to reconcile net loss to net cash used by by operating activities:		
Accounts payable		**1,922**
Accounts receivable		**1,276**
Due to Parent		**3,320**
Other assets		**1,739**
Deferred rent liability		**916**
Accrued liabilities		**(604)**
Net cash used in operating activities		**(531,371)**
Cash flows from financing activities		
Contribution from member		**59,824**
Net cash provided by financing activities		**59,824**
Net decrease in cash		**(471,547)**
Cash,		
Beginning of year		**719,701**
End of year	**$**	**248,154**

1. Organization and Summary of Significant Accounting Policies

TLG Lenox, LLC (the Company) is a registered broker-dealer and is a wholly-owned subsidiary of Lenox Capital Partners, LLC (the Parent), and an affiliate of The Lenox Group, LLC (Lenox Group), a middle market investment banker specializing in merger and acquisition advisory services and capital-raising transactions. The Company provides merger and acquisition, financial and capital advisory services to various clients and industries.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its demand deposits in a high credit quality financial institution. Balances at times may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are due from clients mainly for providing financial advisory services. The collectibility of accounts receivable balances is regularly evaluated based on a combination of factors such as client credit-worthiness, past transaction history with the client, current economic and industry trends, and changes in client payment terms. If it is determined that a client will be unable to fully meet its financial obligation, such as in the case of a bankruptcy filing or other material event impacting its business, a specific reserve for bad debt is recorded to reduce the related receivable to the amount expected to be recovered. As of December 31, 2016, management provided $366,559 as an allowance for doubtful accounts.

Revenue Recognition

Success fee revenue is recognized when services have been completed by the Company, as evidenced by formal acceptance and signing of the closing documents for a transaction or the funding of a financing. Retainer and transaction advisory fees are recognized over the term of the contract.

Expense Sharing

The Company has an expense sharing agreement, whereby the Company absorbs substantially all of the expenses incurred by the Parent, including rent expense for office space. The office lease expires in October 2019, and the future minimum lease payments are approximately the following:

2017	$61,000
2018	$61,000
2019	$59,000
	$241,000

Rent expense for the year ended December 31, 2016 was approximately $63,000.

The office premises lease contains a period of free rent. The deferred rent liability arises from allocation of the rent payments over the term of the lease to the free rent period.

Amounts paid by the Company in accordance with this arrangement were approximately $914,000 in 2016, with an unpaid balance of $143,469 at December 31, 2016, which relates to 2016 operating expenses paid by the Parent and allocated to the Company.

Income Taxes

The Company is a limited liability company and, as such, its earnings flow through directly to the member.

Management of the Company considers the likelihood of changes by tax authorities in its filed income tax returns and discloses potential significant changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions in its filed income tax returns that require disclosure in the accompanying financial statements. The Company's income tax returns for the past three years are subject to examination by tax authorities, and may change upon examination.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date the financial statements were issued.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio

of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed 15 to one. Net capital and the net capital ratio fluctuate on a daily basis. At December 31, 2016, the ratio of aggregate indebtedness to net capital was 2.05 to one, and net capital was $81,147 which was $70,013 more than the minimum required capital amount of $11,134.

3. Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2016 as defendant.

4. Concentration

Substantially all of the revenue earned by the Company was from four customers.

5. Net Loss

The Company incurred a significant loss in 2016 and was dependent upon capital contributions from its Member for working capital and net capital. The Company's Member has represented that it intends to continue to make capital contributions, as needed, to insure the Company's survival through January 1, 2018.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

Supplementary Information

Schedule I
TLG LENOX, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE COMMISSION ACT OF 1934 AS OF DECEMBER 31, 2016

Computation of net capital		
Member's equity, December 31, 2016	$	**85,913**
Less non-allowable assets		**4,766**
Net capital	$	**81,147**
Aggregate Indebtedness:		
Total liabilities		**167,007**
Computation of Basic Net Capital Requirements:		
Minimum net capital required at 6.67% of aggregate indebtedness		**11,134**
Excess Net Capital		**70,013**
Ratio of aggregate indebtedness to net capital		**2.05 to 1**

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2016

There was no significant difference between net capital in the Focus report as of December 31, 2016 and net capital reported above.

TLG LENOX, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
TLG Lenox, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) TLG Lenox, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which TLG Lenox, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) TLG Lenox, LLC stated that TLG Lenox, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. TLG Lenox, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TLG Lenox, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 27, 2016
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

TLG
Lenox
LLC
Member FINRA and SIPC

3384 Peachtree Road, N.E. Suite 300 Atlanta, Georgia 30326 404.419.1660 Fax: 404 .419.1661

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

January 21, 2017

Rubio CPA, PC
900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

TLG Lenox, LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2016.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: ______________________

Name: James M. Fite, Jr.

Title: President

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended **12/31/2016**
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

16*16*******1938*********************MIXED AADC 220
66424 FINRA DEC
TLG LENOX LLC
3384 PEACHTREE RD NE STE 300
ATLANTA GA 30326-1106

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

James M. Fite
404.419.1660

2. A. General Assessment (item 2e from page 2) $ 450.24

B. Less payment made with SIPC-6 filed (**exclude interest**) ( )

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 450.24

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐
Total (must be same as F above) $ 450.24

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TLG Lenox, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 1st day of February, 2017.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions: ____

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

Item No. | **Eliminate cents**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 180,096

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

SIPC Net Operating Revenues $ 180,096

General Assessment @ .0025 $ 450.24

(to page 1, line 2.A.)